UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2005
Commission File Number 0-29338
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Change of Directorships
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Change of Directorships
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 16 August 2005 Mr. Lim Wee Seng resigned as Non-Executive Director of the Company, for the reason of other work commitment and Mr. Kwok Kah Wai Victor ceased as Mr. Lim Wee Seng’s Alternate Director upon Mr. Lim’s resignation.
They confirmed that there is no disagreement with the Board of the Company and there is no other matter that needs to be brought to the attention of the shareholders of the Company.
The Board also announces that with effect from 16 August 2005 Ms. Lan Kwai-chu was appointed as Non-Executive Director of the Company and Mr. Kwok Kah Wai Victor was appointed as the Alternate Director of Ms. Lan Kwai-chu, Non-Executive Directors of the Company.
Ms. Lan Kwai-chu, aged 41, was appointed as the Non-Executive Director of the Company on 16 August 2005.
Ms. Lan is currently the head of the Mergers & Acquisition Unit of Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Ms. Lan’s experience includes corporate planning and strategy, and management of SingTel’s sales and representative offices around the world. Ms. Lan holds a Bachelor of Economics and a Master in Business Administration. Ms. Lan is also a Chartered Accountant.
Ms. Lan is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. She is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and a shareholder of APT International. Ms. Lan is also the Director of APT International.
Mr. Kwok Kah Wai Victor, aged 49, was appointed as an Alternate Director to Mr. Lim Toon and Ms. Lan Kwai-chu, Non-Executive Directors of the Company, on 20 December 2004 and 16 August 2005, respectively.
Mr. Kwok had been the Alternate Director to Mr. Lim Wee Seng, Non-Executive Director of the

Company, from December 2004 to August 2005. He had also been the Vice President of the Company from March 2001 to June 2004 responsible for Marketing and Sales division of the Company. Prior to joining the Company, Mr. Kwok was the Managing Director of Global Services Development in SingTel, the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. Mr. Kwok has been with SingTel for the last twenty years and has held management positions in Corporate Product Marketing and Corporate Account Management. Mr. Kwok is currently the Director of Partnership and Strategic Planning of Corporate Business Marketing of SingTel. Mr. Kwok graduated from National University of Singapore with an Honors Degree in Electrical Engineering and an MBA degree in 1981 and 1987, respectively. Mr. Kwok also attended the Harvard Business School’s International Senior Management Program in May, 1993.
Mr. Kwok is also the Alternate Director to Mr. Lim Toon and Ms. Lan Kwai-chu, directors of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Alternate Director to Mr. Lim Toon and Ms. Lan Kwai-chu, directors of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT International. Mr. Kwok is also the Alternate Director to Mr. Lim Toon and Ms. Lan Kwai-chu, directors of APT International.
Save as disclosed above, Ms. Lan Kwai-chu and Mr. Kwok Kah Wai Victor do not hold any other position with the Company and other members of the Company, nor have any directorship in other listed public companies in the last three years. They have no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.
Ms. Lan and Mr. Kwok have not entered into any service contract with the Company, nor are appointed for a specific term. Ms. Lan’s emolument in 2005 is yet to be determined but it will be determined in general meeting in accordance with the Bye-Laws of the Company with reference to the recommendation provided by the Company’s Remuneration Committee in accordance with its Terms of Reference to the Board, while Mr. Kwok will not receive any directors’ fees. Pursuant to Bye-law 92 of the Company, Mr. Kwok’s appointment is determinable by his appointing Directors and, subject thereto, the office of Alternate Director shall continue until the next annual election of his appointing Directors or, if earlier, the date on which the relevant appointing Director ceases to be a Director of the Company.
Save as disclosed above, there is no other matter that needs to be brought to the attention of holders of securities of the Company.
The Board would like to thank Mr. Lim Wee Seng and expresses its appreciation for his contribution and service to the Company for the period. The Company warmly welcomes Ms. Lan Kwai-chu and Mr. Kwok Kah Wai Victor joining the Board.

By Order of the Board Dr. Brian Lo Company Secretary
Hong Kong, 16 August 2005
The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng and Tong Xudong
Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Lan Kwai-chu, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Kwok Kah Wai Victor (Alternate Director to Lim Toon and Lan Kwai-chu)
Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.
     Date: August 17, 2005.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng
Executive Director and President